Kamps AG

BY COURIER

04012992

Kamps AG • Prinzenallee 11 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

SUPPL

04 FEB 23 AM 7:21

February 16th , 2004

Rule 12g3-2(b) - File No. 82-4793

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

PROCESSED
FEB 23 2004
THOMSON FINANCIAL

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

D. Dittmar

Dunja Dittmar
Kamps AG

Enclosure

dw 2/23

Kamps AG
Prinzenallee 11
40549 Düsseldorf
Postfach 290342
40530 Düsseldorf
Telefon (0211) 53 06 34-0
Telefax (0211) 53 06 34-34
E-Mail info@kamps.de
Internet www.kamps.de

Kamps AG

Press Release

Changes in the Management Board of Kamps AG

Düsseldorf, February 16, 2004 Wolfgang Kröger, member of the Management Board of Kamps AG, has left the Board by mutual consent to take up a new post elsewhere. He will not be replaced on the Management Board of Kamps AG but his position will be taken over by the CEO, Dr. Michael Kern. On the business operations side, Mr. Jaap Schalken will be taking over responsibility for Kamps Bakeries Deutschland from Mr. Kröger. Mr. Schalken, who will join the company on April 1 this year, was previously the Burger King General Manager for Central Europe. He has great experience in the European franchise business and will be pushing forward the reorientation of the craft bakeries in Germany. In the Netherlands, Mr. Rob Terstappen will continue to run Bakkerij Bart and Mr. Peter Beukers the Market Food Group. In future Mr. Schalken, Mr. Terstappen and Mr. Beukers will report directly to the CEO of Kamps AG, Dr. Michael Kern, who will also be taking over responsibility for the craft bakeries as the COO of this division.

Wolfgang Kröger joined the company in 1992 as Managing Director of the Stefansbäck chain and was appointed to the Management Board five years later. Following the acquisition of the Bakker Bart Food Group, he played a key role in the integration and expansion of the Bakker Bart and `t Stoepje business segments as well as the subsequent acquisition of Quality Bakers.

Contact:
Kamps AG
Investor Relations
Telephone: ++49 (0)211/530634-432
E-Mail: info@kamps.de